General American Life Insurance Company
13405 Tesson Ferry Road
St. Louis, MO 63128

November 9, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  MetLife Investors Insurance Company
          MetLife Investors Variable Life Account Five
          Registration Statement on Form N-6 (File Nos. 333- [ ]/811-08433)


Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the guarantor, General American Life Insurance Company, hereby requests that the effective date of the above-referenced registration statement on Form N-6 be accelerated and declared effective on November 9, 2006.

GENERAL AMERICAN LIFE INSURANCE COMPANY
(Guarantor)

By:  /s/ William C. Lane
     William C. Lane
     Vice President and Associate General Counsel